June 25, 2015

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Reynolds

Re:	Cott Beverages Inc.
Registration Statement on Form S-4
File No. 333-204130

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Cott Beverages Inc. (the “Issuer”) and the Additional Registrants listed on Schedule A (collectively, the “Registrants”) to the Registration Statement on Form S-4, as amended (File No. 333-204130) (the “Registration Statement”), hereby request acceleration of the effective date of their Registration Statement to 2:45 p.m. Eastern Time, on June 25, 2015 or as soon thereafter as practicable. The Registrants hereby acknowledge their responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Registrants acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christian O. Nagler of Kirkland & Ellis LLP, special counsel to the Registrants, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

COTT BEVERAGES INC.

By:	/s/ Jerry Fowden
Name:	Jerry Fowden
Title:	Chief Executive Officer

156775 CANADA INC.
2011438 ONTARIO LIMITED
804340 ONTARIO LIMITED
967979 ONTARIO LIMITED
COTT CORPORATION
COTT HOLDINGS INC.
COTT VENDING INC.
INTERIM BCB, LLC

By:	/s/ Jerry Fowden
Name:	Jerry Fowden
Title:	Chief Executive Officer

cc:	Christian O. Nagler, Esq.
Kirkland & Ellis LLP

AIMIA FOODS EBT COMPANY LIMITED
AIMIA FOODS GROUP LIMITED
AIMIA FOODS HOLDINGS LIMITED
AIMIA FOODS LIMITED
CALYPSO SOFT DRINKS LIMITED
COOKE BROS HOLDINGS LIMITED
COOKE BROS. (TATTENHALL)., LIMITED
COTT DEVELOPMENTS LIMITED
COTT VENTURES LIMITED
COTT VENTURES UK LIMITED
MR FREEZE (EUROPE) LIMITED
STOCKPACK LIMITED
TT CALCO LIMITED

By:	/s/ Jason Ausher
Name:	Jason Ausher
Title:	Director

DS SERVICES OF AMERICA, INC.
DS SERVICES HOLDINGS, INC.
DSS GROUP, INC.
DS CUSTOMER CARE, LLC

By:	/s/ Jason Ausher
Name:	Jason Ausher
Title:	Treasurer

CAROLINE LLC
CLIFFSTAR LLC
COTT ACQUISITION LLC
COTT U.S. ACQUISITION LLC
STAR REAL PROPERTY LLC

By:	/s/ Marni Morgan Poe
Name:	Marni Morgan Poe
Title:	Vice President

COTT INVESTMENT, L.L.C.

By:	/s/ Marni Morgan Poe
Name:	Marni Morgan Poe
Title:	Secretary

COTT (NELSON) LIMITED
COTT BEVERAGES LIMITED
COTT EUROPE TRADING LIMITED
COTT LIMITED
COTT NELSON (HOLDINGS) LIMITED
COTT PRIVATE LABEL LIMITED
COTT RETAIL BRANDS LIMITED

By:	/s/ Gregory Leiter
Name:	Gregory Leiter
Title:	Director

COTT USA FINANCE LLC

By:	/s/ Ceaser Gonzalez
Name:	Ceaser Gonzalez
Title:	Director Manager

COTT LUXEMBOURG S.A.R.L.

By:	/s/ Jeremy Hoyle
Name:	Jeremy Hoyle
Title:	Class A Manager

COTT ACQUISITION LIMITED COTT UK ACQUISITION LIMITED

By:	/s/ Jay Wells
Name:	Jay Wells
Title:	Director